SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 29 July 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c. Group results Second quarter and half year 2008(a)

London 29 July 2008

FOR IMMEDIATE RELEASE

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007	%
7,376	7,451	9,465	Profit for the period(b)	16,916	12,040
			Inventory holding (gains) losses,
(888)	(863)	(2,612)	net of tax(c)	(3,475)	(1,108)

6,488	6,588	6,853	Replacement cost profit(c)	13,441	10,932	23

17.01	17.63	18.56	per ordinary share (pence)	36.19	28.77
33.75	34.90	36.40	per ordinary share (cents)	71.30	56.68	26
2.03	2.09	2.18	per ADS (dollars)	4.28	3.40

•

BP's second-quarter replacement cost profit was $6,853 million, compared with $6,488 million a year ago, an increase of 6%. For the half year, replacement cost profit was $13,441 million compared with $10,932 million a year ago, up 23%.

•

Non-operating items and fair value accounting effects for the second quarter had a net $1,775 million unfavourable impact compared to a net $973 million favourable impact in the second quarter of 2007. For the half year, the respective amounts were $1,779 million unfavourable and $1,009 million favourable - see further details on page 3. The largest non-operating item for the second quarter and year-to-date was fair value losses on embedded derivatives which amounted to $2,081 million and $2,771 million respectively on a pre-tax basis.

•	Net cash provided by operating activities for the quarter and half year was $6.7 billion and $17.6 billion compared with $6.1 billion and $14.1 billion respectively a year ago.

•	The effective tax rate on replacement cost profit for the second quarter was 35% and for the half year was 36%; a year ago, the rates were 31% and 32% respectively.

•	Net debt at the end of the quarter was $25.7 billion compared to $20.7 billion a year ago. The ratio of net debt to net debt plus equity was 19%, the same as a year ago.

•

Capital expenditure, excluding acquisitions and asset exchanges, was $5.5 billion for the quarter and for the half year was $12.6 billion. Total capital expenditure and acquisitions was $5.8 billion for the quarter and $14.8 billion for the half year. Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transaction with Husky (see pages 26 and 27), is expected to be around $21-22 billion for the year. Disposal proceeds were $59 million for the quarter and $335 million for the half year.

•

The quarterly dividend, to be paid in September, is 14 cents per share ($0.84 per ADS) compared with 10.825 cents per share a year ago. For the half year, the dividend showed an increase of 30%. In sterling terms, the quarterly dividend is 7.039 pence per share, compared with 5.278 pence per share a year ago; for the half year, the increase was 33%. During the quarter, the company repurchased 85.9 million of its own shares for cancellation at a cost of $1 billion. For the first half, share repurchases were 176.9 million at a cost of $2 billion.

(a)

This results announcement also represents BP's half-yearly financial report for the purposes of the Disclosure and Transparency Rules (DTR) made by the UK Financial Services Authority (DTR 4.2 - Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 13 - 19 and 22 - 30; (ii) pages 1 - 11, 20 and 21 comprise the interim management report; (iii) information on material related party transactions that have taken place in the first six months of the year can be found in the condensed set of financial statements on pages 13 - 19 and 22 - 30; and (iv) the directors' responsibility statement and auditors' independent review report can be found on page 12.

(b)	Profit attributable to BP shareholders.
(c)	With effect from 1 January 2008, replacement cost profit excludes inventory holding gains and losses net of tax. Comparative amounts have been amended to the new basis. See page 2 for further details.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.

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Analysis of replacement cost profit and reconciliation to profit for the period

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007
7,119	10,072	10,771	Exploration and Production	20,843	13,425
2,742	1,249	539	Refining and Marketing	1,788	3,546
(173)	(213)	(314)	Other businesses and corporate	(527)	(271)
(98)	(195)	(39)	Consolidation adjustment	(234)	(56)
9,590	10,913	10,957	RC profit before interest and tax(a)	21,870	16,644

			Finance costs and net finance income
			relating to pensions and other
(155)	(246)	(221)	post-retirement benefits	(467)	(326)
(2,882)	(3,947)	(3,760)	Taxation on a replacement cost basis(b)	(7,707)	(5,239)
(65)	(132)	(123)	Minority interest	(255)	(147)
			Replacement cost profit attributable
6,488	6,588	6,853	to BP shareholders(b)	13,441	10,932

1,289	1,326	3,952	Inventory holding gains (losses)	5,278	1,592
			Taxation (charge) credit on inventory
(401)	(463)	(1,340)	holding gains and losses	(1,803)	(484)
			Profit for the period attributable to
7,376	7,451	9,465	BP shareholders	16,916	12,040

(a)

Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(b)

Effective 1 January 2008, replacement cost profit excludes inventory holding gains and losses and their associated tax effect. Previously, replacement cost profit excluded inventory gains and losses while the tax charge remained unadjusted and included the tax effect on inventory holding gains and losses. Comparative amounts have been amended to the new basis and the impact of the change is shown in the table below. There is no impact on profit for the period.

	First	Second
	half	quarter
$ million	2007	2007

Replacement cost profit attributable to BP shareholders
-as previously reported	10,448	6,087
-tax effect on inventory holding gains and losses	484	401
-as amended	10,932	6,488

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Non-operating items and fair value accounting effects

Non-operating items(a)

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007

378	(376)	(1,976)	Exploration and Production	(2,352)	1,135
767	609	(99)	Refining and Marketing	510	538
(8)	(81)	(123)	Other businesses and corporate	(204)	26
1,137	152	(2,198)		(2,046)	1,699
(347)	(56)	770	Taxation(b)	714	(539)
790	96	(1,428)		(1,332)	1,160

Fair value accounting effects(c)

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007
			Exploration and Production
			Unrecognized gains (losses) brought
124	107	366	forward from previous period	107	155
			Unrecognized (gains) losses carried
(198)	(366)	(739)	forward	(739)	(198)
			Favourable (unfavourable) impact
			relative to management's measure
(74)	(259)	(373)	of performance	(632)	(43)
			Refining and Marketing
			Unrecognized gains (losses) brought
611	429	328	forward from previous period	429	72
			Unrecognized (gains) losses carried
(274)	(328)	(489)	forward	(489)	(274)
			Favourable (unfavourable) impact
			relative to management's measure
337	101	(161)	of performance	(60)	(202)
263	(158)	(534)		(692)	(245)
(80)	58	187	Taxation(b)	245	94
183	(100)	(347)		(447)	(151)

Total of non-operating items and fair value accounting effects

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007

304	(635)	(2,349)	Exploration and Production	(2,984)	1,092
1,104	710	(260)	Refining and Marketing	450	336
(8)	(81)	(123)	Other businesses and corporate	(204)	26
1,400	(6)	(2,732)		(2,738)	1,454
(427)	2	957	Taxation(b)	959	(445)
973	(4)	(1,775)		(1,779)	1,009

(a)	An analysis of non-operating items by type is provided on page 21 and a geographical analysis is shown on pages 7, 9 and 10.
(b)

Tax is calculated using the quarter's effective tax rate on replacement cost profit . Amounts for comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

(c)	An explanation of fair value accounting effects is provided on page 11.

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Per share amounts

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
			Results for the period ($ million)
7,376	7,451	9,465	Profit(a)	16,916	12,040
6,488	6,588	6,853	Replacement cost profit	13,441	10,932

			Shares in issue at period end
19,133,973	18,877,537	18,805,089	(thousand)(b)	18,805,089	19,133,973
3,188,996	3,146,256	3,134,182	- ADS equivalent (thousand)(b)	3,134,182	3,188,996
			Average number of shares
19,186,461	18,875,611	18,823,515	outstanding (thousand)(b)	18,849,504	19,284,938
3,197,744	3,145,935	3,137,253	- ADS equivalent (thousand)(b)	3,141,584	3,214,156
			Shares repurchased in the
175,806	90,996	85,900	period (thousand)	176,896	413,722

			Per ordinary share (cents)
38.37	39.47	50.27	Profit for the period	89.74	62.43
33.75	34.90	36.40	RC profit for the period	71.30	56.68

			Per ADS (cents)
230.22	236.82	301.62	Profit for the period	538.44	374.58
202.50	209.40	218.40	RC profit for the period	427.80	340.08

(a)	Profit attributable to BP shareholders.
(b)	Excludes treasury shares.

Dividends

Dividends payable

BP today announced a dividend of 14 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 7.039 pence per share and holders of American Depository Receipts (ADRs) $0.84 per ADS. The dividend is payable on 8 September to shareholders on the register on 15 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 September.

Dividends paid

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
			Dividends paid per ordinary share
10.325	13.525	13.525	cents	27.050	20.650
5.151	6.813	6.830	pence	13.643	10.409
61.95	81.15	81.15	Dividends paid per ADS (cents)	162.30	123.90

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Net debt ratio - net debt: net debt + equity

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007
23,754	29,871	30,189	Gross debt	30,189	23,754
			Less: fair value asset (liability) of
379	1,234	900	hedges related to finance debt	900	379
23,375	28,637	29,289		29,289	23,375
2,643	4,820	3,593	Cash and cash equivalents	3,593	2,643
20,732	23,817	25,696	Net debt	25,696	20,732
89,423	99,536	106,454	Equity	106,454	89,423
19%	19%	19%	Net debt ratio	19%	19%

Net debt and net debt ratio are non-GAAP measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. Amounts for comparative periods are presented on a consistent basis. See note 2(c) on page 25 for further information.

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Exploration and Production

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007
7,165	10,054	10,819	Profit before interest and tax(a)	20,873	13,482
(46)	18	(48)	Inventory holding (gains) losses	(30)	(57)
			Replacement cost profit before
7,119	10,072	10,771	interest and tax	20,843	13,425
			By region:
1,105	923	(124)	UK	799	2,227
182	276	350	Rest of Europe	626	909
2,183	3,085	3,601	US	6,686	3,914
3,649	5,788	6,944	Rest of World	12,732	6,375
7,119	10,072	10,771		20,843	13,425

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the second quarter and half year was $10,771 million and $20,843 million respectively, increases of 51% and 55% over the same periods of 2007. The increases in both periods were primarily due to higher oil and gas realizations. Partly offsetting these were higher charges for non-operating items (see below) and higher costs, primarily reflecting the impacts of sector-specific inflation, higher depreciation and higher production taxes. The results also included higher earnings from equity-accounted entities, primarily from TNK-BP due to higher prices and the effect of lagged tax reference prices.

The non-operating charge of $1,976 million in the second quarter primarily comprised fair value losses on embedded derivatives partly offset by the reversal of a previous impairment charge. In the first half, the net non-operating charge was $2,352 million with the most significant item being fair value losses on embedded derivatives partly offset by the reversal of certain provisions and the reversal of a previous impairment charge. The corresponding periods in 2007 contained net non-operating gains of $378 million and $1,135 million respectively. Additionally, in the second quarter, fair value accounting effects had an unfavourable impact of $373 million compared with an unfavourable impact of $74 million a year ago. For the first half, the unfavourable effect was $632 million compared with an unfavourable effect of $43 million a year ago.

Reported production for the quarter was 3,830mboe/d, broadly flat with the second quarter of 2007. After adjusting for the impact of lower entitlement in our production-sharing agreements (PSAs), production was around 6% higher than the second quarter of 2007 reflecting the continued ramp-up of production following the start-up of major projects in late 2007 and the first half of 2008. We expect the quarterly phasing of underlying production during the year to reflect the normal seasonal effects associated with turnaround activity.

Reported production for the half year was 3,871mboe/d, broadly flat with the same period of the previous year. After adjusting for the effect of entitlement changes in our PSAs, production for the half year was around 6% higher than the same period of 2007.

During the second quarter, we had first production from the Taurt (BP 50% and operator) and Saqqara fields in Egypt. Saqqara is operated by the Gulf of Suez Petroleum Company, an equal joint venture between Egyptian General Petroleum Corporation and BP. In the Gulf of Mexico, we progressed the commissioning of Thunder Horse (BP 75% and operator) with production from the first well and on 3 July, first injection of water occurred at the Ursa waterflood project (BP 22.69%).

Also during the quarter, we had exploration success in the North Sea with the Kinnoull discovery (BP 77% and operator) and we acquired three exploration licences in the Canadian Beaufort Sea. On 28 July, we announced that BP and its co-venturers have received authorization to develop a series of deepwater oil discoveries in offshore Angola's Block 31 (BP 26.67% and operator) where we have made 15 discoveries to date.

On 17 July, we announced that we have agreed to acquire Chesapeake Energy Corporation's interests in approximately 90,000 net acres of leasehold and producing natural gas properties in the Arkoma Basin Woodford Shale play for $1.75 billion in cash.

In order to comply with the  requirements of the Disclosure and Transparency Rules (DTR) made by the UK Financial Services Authority, we include here a summary of the principal disclosures made in our first-quarter results announcement. At the start of the second quarter, production commenced at Deep Water Gunashli (BP 34.1% and operator), we announced the Kodiak discovery in the deepwater Gulf of Mexico and, jointly with ConocoPhillips, announced that we have combined resources to start Denali - The Alaska Gas Pipeline. During the first quarter, we had first production from the Mondo field within the Kizomba C development in Angola. We also had exploration success in Angola, Egypt and the North Sea. We completed the deal with Husky Energy Inc. to create an integrated North American oil sands business by means of two separate joint ventures.

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Exploration and Production

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007

			Non-operating items
164	(694)	(2,082)	UK	(2,776)	316
(2)	-	-	Rest of Europe	-	531
178	(8)	(8)	US	(16)	171
38	326	114	Rest of World	440	117
378	(376)	(1,976)		(2,352)	1,135
			Fair value accounting effects(a)
(4)	17	(147)	UK	(130)	34
-	-	-	Rest of Europe	-	-
(71)	(142)	(236)	US	(378)	(77)
1	(134)	10	Rest of World	(124)	-
(74)	(259)	(373)		(632)	(43)
			Exploration expense
7	92	8	UK	100	27
-	-	-	Rest of Europe	-	-
54	72	47	US	119	131
94	129	63	Rest of World	192	153
155	293	118		411	311
			Production (net of royalties) (b)
			Liquids (mb/d) (net of royalties) (c)
218	191	186	UK	188	227
43	44	40	Rest of Europe	42	52
532	554	534	US	544	529
1,656	1,664	1,648	Rest of World	1,657	1,640
2,449	2,453	2,408		2,431	2,448
			Natural gas (mmcf/d) (net of royalties)
731	971	723	UK	847	818
22	25	21	Rest of Europe	23	32
2,165	2,149	2,140	US	2,144	2,164
4,941	5,319	5,364	Rest of World	5,342	5,165
7,859	8,464	8,248		8,356	8,179
			Total hydrocarbons (mboe/d) (d)
344	358	311	UK	335	368
47	48	43	Rest of Europe	46	57
905	925	903	US	914	902
2,508	2,582	2,573	Rest of World	2,576	2,530
3,804	3,913	3,830		3,871	3,857
			Average realizations(e)
62.58	90.92	109.95	Total liquids ($/bbl)	100.66	57.96
4.45	5.88	6.63	Natural gas ($/mcf)	6.25	4.66
44.97	62.27	75.39	Total hydrocarbons ($/boe)	68.85	42.97

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on pages 3 and 11.
(b)	Includes BP's share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007
3,983	2,573	4,430	Profit before interest and tax(a)	7,003	5,078
(1,241)	(1,324)	(3,891)	Inventory holding (gains) losses	(5,215)	(1,532)
			Replacement cost profit (loss)
2,742	1,249	539	before interest and tax	1,788	3,546
			By region:
937	107	118	UK	225	895
584	629	429	Rest of Europe	1,058	882
966	154	(401)	US	(247)	1,095
255	359	393	Rest of World	752	674
2,742	1,249	539		1,788	3,546

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the second quarter and half year was $539 million and $1,788 million respectively. The results in the equivalent periods of 2007 were $2,742 million and $3,546 million respectively. The current-year results included a net non-operating charge primarily relating to restructuring of $99 million in the second quarter and a net non-operating gain of $510 million in the half year. A year ago, the results included net non-operating gains of $767 million and $538 million respectively. Fair value accounting effects had unfavourable impacts of $161 million for the current quarter and $60 million for the half year. A year ago, the impact was $337 million favourable for the quarter and $202 million unfavourable for the half year.

Compared with 2007, both the second quarter and half-year results reflected the adverse impacts of significantly lower refining margins, particularly in the US. This more than offset the benefits of the underlying performance improvement of our US refining operations.

The Fuels Value Chains (FVCs) were impacted by lower refining margins and continued to experience lower sales volumes and generally flat or reduced retail margins as a result of high fuel prices and lower demand. The average refining Global Indicator Margin (GIM) and BP's actual refining margin for the second quarter and half year both remained significantly lower than in 2007.

Refining throughputs for the quarter and half year were 2,239mb/d and 2,202mb/d respectively, compared with 2,128mb/d and 2,180mb/d for the same periods last year. The higher throughputs were mainly from the recoveries at the Texas City and Whiting refineries, partially offset by the loss of throughput from the disposal of the Coryton refinery and a reduced interest in the Toledo refinery due to the Husky joint venture deal. Excluding portfolio impacts, the underlying improvement in throughputs in the second quarter was 13% year-on-year. Solomon refining availability continued to improve, reaching 88.3% in the second quarter.

Following the restoration of Whiting to its full clean fuel capacity of 360mb/d on 21 March, the Texas City refinery has successfully restored its full crude capacity and the majority of its economic capability. The residue hydrotreater at Texas City is being commissioned with the first train having started up in mid-July. We have also taken the final investment decision on the significant upgrading of the Whiting refinery, repositioning it to run more than 80% Canadian heavy crude oil.

We are making good progress with our focus on simplification and cost efficiency. The lubricants and aviation businesses are on track to reduce their geographical footprint, and the franchise model for our retail sites in the US is also progressing well. Through these changes, together with the implementation of the FVCs and the simplification of internal interfaces and processes, we are on track to deliver the anticipated reduction in headcount.

The International Businesses, in particular lubricants, continue to perform strongly in a challenging environment.

Refining margins in the third quarter to date remain lower than the second quarter and substantially below the 2007 level. Higher energy costs continue to impact refining earnings, more so in the US, offsetting the benefits from the continuing recovery of our US refining operations and availability. Refinery turnaround activities will be higher in the third quarter than in the second. Our marketing businesses continue to be impacted by the slowing of the OECD economies and the effects of high and rising wholesale prices. The current volatile pricing environment is also proving challenging for our supply optimization activities.

In order to comply with the DTR requirements, we include here a summary of the principal disclosures made in our first-quarter results announcement. Our new 900ktepa Zhuhai purified terephthalic acid (PTA) plant was successfully commissioned in early 2008. On 17 March 2008, BP and Irving Oil entered into a memorandum of understanding to work together on the next phase of the proposed Eider Rock refinery in Saint John, New Brunswick, Canada.

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Refining and Marketing

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007

			Non-operating items
844	(49)	(10)	UK	(59)	681
(44)	(85)	(32)	Rest of Europe	(117)	(56)
170	774	(16)	US	758	112
(203)	(31)	(41)	Rest of World	(72)	(199)
767	609	(99)		510	538

			Fair value accounting effects(a)
83	(4)	(177)	UK	(181)	(98)
48	36	(59)	Rest of Europe	(23)	(117)
174	95	53	US	148	9
32	(26)	22	Rest of World	(4)	4
337	101	(161)		(60)	(202)

			Refinery throughputs (mb/d)
123	-	-	UK	-	136
700	775	753	Rest of Europe	764	670
996	1,076	1,189	US	1,133	1,074
309	315	297	Rest of World	305	300
2,128	2,166	2,239	Total throughput	2,202	2,180
82.7	88.0	88.3	Refining availability (%)(b)	88.1	82.2

			Oil sales volumes (mb/d)
			Refined products
343	321	315	UK	318	339
1,271	1,244	1,236	Rest of Europe	1,240	1,258
1,579	1,455	1,498	US	1,477	1,571
615	692	716	Rest of World	704	620
3,808	3,712	3,765	Total marketing sales	3,739	3,788
1,867	2,047	2,017	Trading/supply sales	2,032	1,947
5,675	5,759	5,782	Total refined product sales	5,771	5,735
2,161	1,860	1,848	Crude oil	1,854	2,089
7,836	7,619	7,630	Total oil sales	7,625	7,824

			Global Indicator Refining Margin ($/bbl) (c)
7.12	4.79	7.46	NWE	6.12	5.65
24.46	6.21	8.59	USGC	7.40	17.34
26.05	1.11	6.53	Midwest	3.82	16.89
22.71	5.91	9.94	USWC	7.92	22.46
6.01	4.76	9.41	Singapore	7.09	5.43
16.66	4.57	8.19	Average	6.38	13.07

			Chemicals production (kte)
246	261	164	UK	425	502
655	708	657	Rest of Europe	1,365	1,403
1,047	1,036	1,022	US	2,058	2,123
1,497	1,531	1,598	Rest of World	3,129	3,017
3,445	3,536	3,441	Total production	6,977	7,045

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on pages 3 and 11.
(b)

Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available.

(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the actual margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

Top of page 10

Other businesses and corporate

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008	$ million	2008	2007
(171)	(193)	(301)	Profit (loss) before interest and tax(a)	(494)	(268)
(2)	(20)	(13)	Inventory holding (gains) losses	(33)	(3)
			Replacement cost profit (loss)
(173)	(213)	(314)	before interest and tax	(527)	(271)

			By region:
(29)	(119)	(119)	UK	(238)	(55)
(9)	-	(29)	Rest of Europe	(29)	12
(128)	(152)	(185)	US	(337)	(261)
(7)	58	19	Rest of World	77	33
(173)	(213)	(314)		(527)	(271)
			Results include:
			Non-operating items
(15)	(6)	(41)	UK	(47)	(15)
-	(13)	(47)	Rest of Europe	(60)	28
7	(49)	(33)	US	(82)	13
-	(13)	(2)	Rest of World	(15)	-
(8)	(81)	(123)		(204)	26

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents) and corporate activities worldwide.

The replacement cost profit before interest and tax for the second quarter was a loss of $314 million, compared with a loss of $173 million a year ago. For the half year, the replacement cost profit before interest and tax was a loss of $527 million, compared with a loss of $271 million a year ago.

The net non-operating charge for the second quarter and half year was $123 million and $204 million, respectively. The second-quarter loss included a $75 million restructuring charge and a net charge of $48 million for impairment and other provisions. The prior year included a net non-operating charge of $8 million in the second quarter and a net gain of $26 million in the half year.

Following the first-quarter announcement that Alternative Energy and Dominion had entered into a joint venture to develop a wind farm in Indiana, construction of the Fowler Ridge installation commenced in May. As previously announced, we formed a joint venture with NRG Energy, Inc. for the development and operation of the Sherbino Mesa wind farm in Texas.

In June, we initiated a further wind project, Flat Ridge in Kansas, a partnership with Westar Energy, Inc. and on 30 June, we acquired the Whiting Clean Energy facility, a 525MW natural-gas fired combined-cycle cogeneration power plant, from NiSource, Inc.

In order to comply with the DTR requirements, we include here a summary of the principal additional disclosures made in our first-quarter results announcement. During the first quarter, Alternative Energy announced its intention to pursue development options for a hydrogen power plant in Abu Dhabi with Abu Dhabi Future Energy Company (Masdar). In the first quarter, Alternative Energy announced its intention to take a 50% stake in Tropical BioEnergia SA, an ethanol refining joint venture in Brazil established by Brazilian companies Santelisa Vale and Maeda Group and, on 10 June, we completed this acquisition.

	Second	First	Second
	quarter	Quarter	quarter
	2008	2008	2007

Wind - net rated capacity as at period end (megawatts)(a)	172	172	32
Solar - cell production capacity as at period end (megawatts) (b)	255	228	201

(a)

Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities. The equivalent capacities on a gross-JV basis (which includes 100% of the capacity of equity-accounted entities where BP has partial ownership) are 373MW as at the second quarter of 2008, 373MW as at the first quarter of 2008 and 32MW as at the second quarter last year.

(b)	Solar capacity is the theoretical cell production capacity per annum of in-house manufacturing facilities.

Top of page 11

Information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis, respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table on page 3. Information for all quarters of 2006 and 2007 can be found at  www.bp.com/FVAE .

Principal risks and uncertainties

The principal risks and uncertainties for the remaining six months of the year are described in the Risk Factors section on pages 9 and 10 of  BP Annual Report and Accounts 2007. Information in relation to our investment in TNK-BP is included in Note 9 on page 30 of this second quarter and half year results announcement.

Cautionary Statement: The foregoing discussion contains forward-looking statements particularly those regarding capital expenditure, expected phasing of underlying production, results of simplification and cost efficiency measures, refinery turnaround activities, the continuing impact of higher energy costs on refining earnings, of slowing OECD economies and high and rising wholesale prices on the marketing businesses as well as the impact of a volatile pricing environment on supply optimization activities. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this announcement. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Top of page 12

Statement of directors' responsibilities

The directors confirm that, to the best of their knowledge,  the condensed set of financial statements on pages 13 - 19 and 22 - 30 has been prepared in accordance with IAS 34 'Interim Financial Reporting', and that the interim management report on pages 1 - 11, 20 - 21 includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The directors of BP p.l.c. are listed in  BP Annual Report and Accounts 2007, with the exception of Dr D C Allen who retired from the board on 31 March 2008 and Dr W E Massey who retired from the board on 17 April 2008.

By order of the board

Tony Hayward	Byron Grote
Group Chief Executive	Chief Financial Officer

28 July 2008	28 July 2008

Independent review report to BP p.l.c.

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the group income statement, group balance sheet, group statement of recognized income and expense, movement in shareholders' equity, group cash flow statement, the related tables on pages 18, 19 and 22, and notes 1 to 11. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom

(ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as issued by the IASB and as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the EU and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP

London

28 July 2008

Top of page 13

Group income statement

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
71,872	87,745	108,747	Sales and other operating revenues	196,492	133,179
			Earnings from jointly controlled
910	975	1,752	entities - after interest and tax	2,727	1,243
			Earnings from associates - after
173	225	251	interest and tax	476	336
128	278	153	Interest and other revenues	431	361
73,083	89,223	110,903	Total revenues (Note 4)	200,126	135,119
			Gains on sale of businesses and fixed
1,309	925	79	assets	1,004	1,989
74,392	90,148	110,982	Total revenues and other income	201,130	137,108

49,983	61,800	77,317	Purchases	139,117	92,643
6,276	6,799	7,408	Production and manufacturing expenses	14,207	12,028
827	1,609	2,299	Production and similar taxes (Note 5)	3,908	1,574
2,535	2,782	2,850	Depreciation, depletion and amortization	5,632	5,054
			Impairment and losses on sale of
455	40	23	businesses and fixed assets	63	678
155	293	118	Exploration expense	411	311
3,565	3,896	3,977	Distribution and administration expenses	7,873	7,022
			Fair value (gain) loss on embedded
(283)	690	2,081	derivatives	2,771	(438)
10,879	12,239	14,909	Profit before interest and taxation	27,148	18,236
317	406	381	Finance costs (Note 6)	787	648
			Net finance income relating to pensions
			and other post-retirement benefits
(162)	(160)	(160)	(Note 7)	(320)	(322)
10,724	11,993	14,688	Profit before taxation	26,681	17,910
3,283	4,410	5,100	Taxation	9,510	5,723
7,441	7,583	9,588	Profit for the period	17,171	12,187
			Attributable to:
7,376	7,451	9,465	BP shareholders	16,916	12,040
65	132	123	Minority interest	255	147
7,441	7,583	9,588		17,171	12,187
			Earnings per share - cents
			Profit for the period attributable to
			BP shareholders
38.37	39.47	50.27	Basic	89.74	62.43
38.18	39.12	49.80	Diluted	88.92	62.12

Top of page 14

Group balance sheet

	30 June	31 December
	2008	2007
	$ million
Non- current assets
Property, plant and equipment	101,787	97,989
Goodwill	11,016	11,006
Intangible assets	7,386	6,652
Investments in jointly controlled entities	24,883	18,113
Investments in associates	4,601	4,579
Other investments	1,981	1,830
Fixed assets	151,654	140,169
Loans	1,057	999
Other receivables	958	968
Derivative financial instruments	12,077	3,741
Prepayments	1,128	1,083
Defined benefit pension plan surplus	9,086	8,914
	175,960	155,874
Current assets
Loans	173	165
Inventories	35,182	26,554
Trade and other receivables	48,482	38,020
Derivative financial instruments	16,075	6,321
Prepayments	4,153	3,589
Current tax receivable	195	705
Cash and cash equivalents	3,593	3,562
	107,853	78,916
Assets classified as held for sale	-	1,286
	107,853	80,202
Total assets	283,813	236,076
Current liabilities
Trade and other payables	54,029	43,152
Derivative financial instruments	15,593	6,405
Accruals and deferred income	7,019	6,640
Finance debt	16,638	15,394
Current tax payable	5,681	3,282
Provisions	2,080	2,195
	101,040	77,068
Liabilities directly associated with the assets classified as held for sale	-	163
	101,040	77,231
Non- current liabilities
Other payables	2,821	1,251
Derivative financial instruments	15,116	5,002
Accruals and deferred income	882	959
Finance debt	13,551	15,651
Deferred tax liabilities	20,935	19,215
Provisions	13,447	12,900
Defined benefit pension plan and other
post-retirement benefit plan deficits	9,567	9,215
	76,319	64,193
Total liabilities	177,359	141,424
Net assets	106,454	94,652
Equity
BP shareholders' equity	105,356	93,690
Minority interest	1,098	962
	106,454	94,652

Top of page 15

Group statement of recognized income and expense

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
621	778	255	Currency translation differences	1,033	795
			Exchange gain on translation of foreign
			operations transferred to gain on sale
(128)	-	-	of businesses and fixed assets	-	(147)
			Available-for-sale investments marked
6	(191)	322	to market	131	(103)
			Available-for-sale investments - recycled
-	(5)	-	to the income statement	(5)	-
13	74	49	Cash flow hedges marked to market	123	41
			Cash flow hedges - recycled to the
(21)	(2)	1	income statement	(1)	(81)
			Cash flow hedges - recycled to the
-	(23)	(18)	balance sheet	(41)	(7)
105	(118)	107	Taxation	(11)	28
			Net income (expense) recognized
596	513	716	directly in equity	1,229	526
7,441	7,583	9,588	Profit for the period	17,171	12,187
			Total recognized income and expense
8,037	8,096	10,304	for the period	18,400	12,713
			Attributable to:
7,967	7,960	10,182	BP shareholders	18,142	12,545
70	136	122	Minority interest	258	168
8,037	8,096	10,304		18,400	12,713

Movement in shareholders' equity

	BP
	shareholders'	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Currency translation differences (net of tax)	1,093	3	1,096
Available-for-sale investments (net of tax)	161	-	161
Cash flow hedges (net of tax)	76	-	76
Tax on share-based payments	(104)	-	(104)
Profit for the period	16,916	255	17,171
Total recognized income and expense for the period	18,142	258	18,400

Dividends	(5,099)	(122)	(5,221)
Repurchase of ordinary share capital	(1,796)	-	(1,796)
Share-based payments	419	-	419

At 30 June 2008	105,356	1,098	106,454

Top of page 16

Group cash flow statement

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			Operating activities
10,724	11,993	14,688	Profit before taxation	26,681	17,910
			Adjustments to reconcile profits before
			tax to net cash provided by operating
			activities
60	184	44	Exploration expenditure written off	228	115
2,535	2,782	2,850	Depreciation, depletion and amortization	5,632	5,054
			Impairment and (gain) loss on sale
(854)	(885)	(56)	of businesses and fixed assets	(941)	(1,311)
			Earnings from jointly controlled entities
(1,083)	(1,200)	(2,003)	and associates	(3,203)	(1,579)
			Dividends received from jointly
813	1,387	512	controlled entities and associates	1,899	1,042
(6,109)	(3,367)	(9,317)	Working capital and other movements	(12,684)	(7,167)
			Net cash provided by operating
6,086	10,894	6,718	activities	17,612	14,064
			Investing activities
(4,334)	(4,435)	(4,713)	Capital expenditure	(9,148)	(7,979)
(111)	-	(209)	Acquisitions, net of cash acquired	(209)	(1,198)
(12)	(366)	(247)	Investment in jointly controlled entities	(613)	(21)
(65)	(4)	(3)	Investment in associates	(7)	(109)
836	276	59	Proceeds from disposal of fixed assets	335	1,146
			Proceeds from disposal of businesses,
1,905	-	-	net of cash disposed	-	2,513
33	122	212	Proceeds from loan repayments	334	78
374	-	-	Other	-	374
			Net cash (used in) provided by
(1,374)	(4,407)	(4,901)	investing activities	(9,308)	(5,196)
			Financing activities
(1,918)	(889)	(928)	Net repurchase of shares	(1,817)	(4,320)
1,513	2,177	655	Proceeds from long-term financing	2,832	2,871
(93)	(537)	(1,654)	Repayments of long-term financing	(2,191)	(1,227)
(1,499)	(3,424)	1,516	Net increase (decrease) in short-term debt	(1,908)	(2,057)
(1,983)	(2,554)	(2,545)	Dividends paid - BP shareholders	(5,099)	(3,984)
(71)	(36)	(86)	- Minority interest	(122)	(135)
			Net cash (used in) provided by
(4,051)	(5,263)	(3,042)	financing activities	(8,305)	(8,852)
			Currency translation differences relating
26	34	(2)	to cash and cash equivalents	32	37
			Increase (decrease) in cash and cash
687	1,258	(1,227)	equivalents	31	53
			Cash and cash equivalents at
1,956	3,562	4,820	beginning of period	3,562	2,590
2,643	4,820	3,593	Cash and cash equivalents at end of period	3,593	2,643

Top of page 17

Group cash flow statement

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			Working capital and other movements
(93)	(97)	(118)	Interest receivable	(215)	(188)
103	99	110	Interest received	209	188
317	406	381	Finance costs	787	648
(335)	(366)	(396)	Interest paid	(762)	(668)
			Net finance income relating to pensions
(162)	(160)	(160)	and other post-retirement benefits	(320)	(322)
107	65	173	Share-based payments	238	182
			Net operating charge for pensions and
			other post-retirement benefits, less
			contributions and benefit payments for
(31)	117	46	unfunded plans	163	(118)
(257)	(165)	(40)	Net charge for provisions, less payments	(205)	(414)
(683)	543	(8,485)	(Increase) decrease in inventories	(7,942)	(1,331)
			(Increase) decrease in other current and
(621)	(9,844)	(18,626)	non-current assets	(28,470)	2,518
			Increase (decrease) in other current and
(2,429)	7,995	21,219	non-current liabilities	29,214	(4,429)
(2,025)	(1,960)	(3,421)	Income taxes paid	(5,381)	(3,233)
(6,109)	(3,367)	(9,317)		(12,684)	(7,167)

Top of page 18

Capital expenditure and acquisitions

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
198	225	256	UK	481	420
108	168	165	Rest of Europe	333	195
1,542	1,215	1,801	US	3,016	2,609
1,886	4,394	1,727	Rest of World(a)	6,121	3,533
3,734	6,002	3,949		9,951	6,757
			Refining and Marketing
90	53	77	UK	130	160
266	216	379	Rest of Europe(b)	595	1,476
380	2,297	662	US(a)	2,959	649
118	102	126	Rest of World	228	198
854	2,668	1,244		3,912	2,483
			Other businesses and corporate
34	71	45	UK	116	78
3	13	12	Rest of Europe	25	12
63	267	463	US	730	114
8	24	89	Rest of World	113	12
108	375	609		984	216
4,696	9,045	5,802		14,847	9,456
			By geographical area
322	349	378	UK	727	658
377	397	556	Rest of Europe	953	1,683
1,985	3,779	2,926	US	6,705	3,372
2,012	4,520	1,942	Rest of World	6,462	3,743
4,696	9,045	5,802		14,847	9,456
			Included above:
332	1,964	324	Acquisitions and asset exchanges(a)(b)	2,288	1,445

(a)

First quarter 2008 includes capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,793 million in Refining and Marketing relating to the formation of an integrated North American oil sands business. Second quarter 2008 includes a further $111 million in Refining and Marketing reflecting closing adjustments relating to this transaction. For further information see Note 3.

(b)	First half 2007 includes $1,132 million for the acquisition of Chevron's Netherlands manufacturing company.

                                            Exchange rates

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007

			US dollar/sterling average rate for
1.99	1.98	1.97	the period	1.97	1.97
2.00	1.99	1.99	US dollar/sterling period-end rate	1.99	2.00
			US dollar/euro average rate for
1.35	1.50	1.56	the period	1.53	1.33
1.35	1.58	1.58	US dollar/euro period-end rate	1.58	1.35

Top of page 19

Analysis of profit before interest and tax

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
1,105	923	(124)	UK	799	2,227
183	276	350	Rest of Europe	626	910
2,204	3,090	3,639	US	6,729	3,944
3,673	5,765	6,954	Rest of World	12,719	6,401
7,165	10,054	10,819		20,873	13,482

			Refining and Marketing
1,002	69	124	UK	193	906
1,029	944	1,722	Rest of Europe	2,666	1,510
1,633	1,115	1,730	US	2,845	1,929
319	445	854	Rest of World	1,299	733
3,983	2,573	4,430		7,003	5,078

			Other businesses and corporate
(29)	(119)	(119)	UK	(238)	(55)
(8)	-	(29)	Rest of Europe	(29)	13
(127)	(132)	(172)	US	(304)	(259)
(7)	58	19	Rest of World	77	33
(171)	(193)	(301)		(494)	(268)
10,977	12,434	14,948		27,382	18,292
(98)	(195)	(39)	Consolidation adjustment	(234)	(56)
10,879	12,239	14,909	Total for period	27,148	18,236

			By geographical area
2,080	873	(120)	UK	753	3,078
1,213	1,163	2,065	Rest of Europe	3,228	2,458
3,622	3,926	5,144	US	9,070	5,554
3,964	6,277	7,820	Rest of World	14,097	7,146
10,879	12,239	14,909	Total for period	27,148	18,236

Top of page 20

Analysis of replacement cost profit before interest and tax

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
1,105	923	(124)	UK	799	2,227
182	276	350	Rest of Europe	626	909
2,183	3,085	3,601	US	6,686	3,914
3,649	5,788	6,944	Rest of World	12,732	6,375
7,119	10,072	10,771		20,843	13,425
			Refining and Marketing
937	107	118	UK	225	895
584	629	429	Rest of Europe	1,058	882
966	154	(401)	US	(247)	1,095
255	359	393	Rest of World	752	674
2,742	1,249	539		1,788	3,546
			Other businesses and corporate
(29)	(119)	(119)	UK	(238)	(55)
(9)	-	(29)	Rest of Europe	(29)	12
(128)	(152)	(185)	US	(337)	(261)
(7)	58	19	Rest of World	77	33
(173)	(213)	(314)		(527)	(271)
9,688	11,108	10,996		22,104	16,700
(98)	(195)	(39)	Consolidation adjustment	(234)	(56)
9,590	10,913	10,957	Total for period	21,870	16,644
			By geographical area
2,015	911	(126)	UK	785	3,067
766	849	771	Rest of Europe	1,620	1,827
2,933	2,940	2,962	US	5,902	4,689
3,876	6,213	7,350	Rest of World	13,563	7,061
9,590	10,913	10,957	Total for period	21,870	16,644

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Analysis of non-operating items

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			By business

			Exploration and Production
			Impairment and gain (loss) on sale
102	21	111	of businesses and fixed assets	132	707
-	-	(5)	Environmental and other provisions	(5)	-
			Restructuring, integration and
-	(44)	-	rationalization costs	(44)	-
			Fair value gain (loss) on embedded
276	(684)	(2,082)	derivatives	(2,766)	428
-	331	-	Other	331	-
378	(376)	(1,976)		(2,352)	1,135
			Refining and Marketing
			Impairment and gain (loss) on sale
767	814	(13)	of businesses and fixed assets	801	588
-	-	-	Environmental and other provisions	-	-
			Restructuring, integration and
-	(205)	(86)	rationalization costs	(291)	-
			Fair value gain (loss) on embedded
-	-	-	derivatives	-	-
-	-	-	Other	-	(50)
767	609	(99)		510	538
			Other businesses and corporate
			Impairment and gain (loss) on sale
(15)	50	(42)	of businesses and fixed assets	8	16
-	-	-	Environmental and other provisions	-	-
			Restructuring, integration and
-	(58)	(75)	rationalization costs	(133)	-
			Fair value gain (loss) on embedded
7	(6)	1	derivatives	(5)	10
-	(67)	(7)	Other	(74)	-
(8)	(81)	(123)		(204)	26

1,137	152	(2,198)	Total before taxation	(2,046)	1,699
(347)	(56)	770	Taxation credit (charge)(a)	714	(539)
790	96	(1,428)	Total after taxation for period	(1,332)	1,160

(a)

Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit. Amounts for comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

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Realizations and marker prices

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007

			Average realizations(a)
			Liquids ($/bbl) (b)
63.82	94.86	128.56	UK	111.49	59.47
59.42	87.57	101.88	US	95.23	55.57
64.76	92.04	111.23	Rest of World	101.58	59.36
62.58	90.92	109.95	BP Average	100.66	57.96
			Natural gas ($/mcf)
4.84	8.08	8.39	UK	8.21	6.19
5.94	6.73	8.76	US	7.74	5.85
3.56	4.97	5.26	Rest of World	5.11	3.74
4.45	5.88	6.63	BP Average	6.25	4.66

			Average oil marker prices ($/bbl)
68.76	96.71	121.18	Brent	109.05	63.22
64.89	97.86	123.81	West Texas Intermediate	111.14	61.53
65.77	96.53	123.61	Alaska North Slope US West Coast	110.40	60.86
62.16	90.89	116.82	Mars	104.17	57.76
65.03	93.35	117.47	Urals (NWE - cif)	105.50	59.65
39.56	46.86	63.15	Russian domestic oil	55.01	33.48
			Average natural gas marker prices
7.55	8.03	10.94	Henry Hub gas price ($/mmbtu) (c)	9.49	7.16
			UK Gas - National Balancing
20.24	52.94	60.72	Point (p/therm)	56.86	21.31

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

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Notes

1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2007 included in  BP Annual Report and Accounts 2007.

BP prepares its consolidated financial statements included within its Annual Report and Accounts in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2008, which do not differ significantly from those used in  BP Annual Report and Accounts 2007.

2. Resegmentation and other changes  to comparatives

(a)   Resegmentation

On 11 October 2007, we announced our intention to simplify the organizational structure of BP. From

1 January 2008, there are only two business segments - Exploration and Production and Refining and Marketing. A separate business, Alternative Energy, handles BP's low-carbon businesses and future growth options outside oil and gas. This includes solar, wind, gas-fired power, hydrogen, biofuels and coal conversion.

As a result, and with effect from 1 January 2008:

•	The Gas, Power and Renewables segment ceased to report separately.

•

The natural gas liquids (NGLs), liquefied natural gas and gas and power marketing and trading businesses were transferred from the Gas, Power and Renewables segment to the Exploration and Production segment.

•	The Alternative Energy business was transferred from the Gas, Power and Renewables segment to Other businesses and corporate.

•	The Emerging Consumers Marketing Unit was transferred from Refining and Marketing to Alternative Energy.

•	The Biofuels business was transferred from Refining and Marketing to Alternative Energy.

•	The Shipping business was transferred from Refining and Marketing to Other businesses and corporate.

As a result of the transfers identified above, Other businesses and corporate has been redefined. It now consists of the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents) and corporate activities worldwide.

Financial information for 2003 to 2007 has been restated to reflect the resegmentation and is available in  BP Financial and Operating Information 2003-2007 and to download from  www.bp.com/investors . Quarterly data is provided for 2004-2007 and annual data for 2003.

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Notes

2. Resegmentation and other changes  to comparatives (continued)

	Resegmented		As reported
	First	Second	First	Second
	half	quarter	half	quarter
	2007	2007	2007	2007
$ million
Total revenues
Exploration and Production	18,170	9,028	8,910	4,483
Refining and Marketing	115,735	63,438	116,013	63,570
Gas, Power and Renewables	-	-	9,746	4,824
Other businesses and corporate	1,214	617	450	206
Total third party revenues	135,119	73,083	135,119	73,083

Profit before interest and tax
Exploration and Production	13,482	7,165	12,948	6,894
Refining and Marketing	5,078	3,983	5,110	3,981
Gas, Power and Renewables	-	-	441	235
Other businesses and corporate	(268)	(171)	(277)	(162)
	18,292	10,977	18,222	10,948
Consolidation adjustment	(56)	(98)	14	(69)
Profit before interest and tax	18,236	10,879	18,236	10,879

(b)   Revised income statement presentation

We have implemented a minor change in the presentation of the group income statement whereby the unwinding of the discount on provisions and on other payables is now included within finance costs. Previously, this was included within other finance income or expense. This line item has now been renamed net finance income or expense relating to pensions and other post-retirement benefits. This change does not affect profit before interest and taxation, profit before taxation or profit for the period. The financial information for comparative periods shows the revised presentation, as set out below.

	First	Second
	half	quarter
	2007	2007
As reported
$ million
Profit before interest and taxation	18,236	10,879
Finance costs	515	251
Other finance income	(189)	(96)
Profit before taxation	17,910	10,724

As amended
$ million
Profit before interest and taxation	18,236	10,879
Finance costs	648	317
Net finance income relating to pensions and other post-retirement benefits	(322)	(162)
Profit before taxation	17,910	10,724

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Notes

2. Resegmentation and other changes  to comparatives (continued)

(c)  Revised definition of net debt

Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. Amounts for comparative periods are presented on a consistent basis.

First half
and
second
quarter
2007
As reported
$ million
Net debt	21,111
Equity	89,423

Ratio of net debt to net debt plus equity	19%

As amended
$ million
Net debt	20,732
Equity	89,423

Ratio of net debt to net debt plus equity	19%

(d)  Minor amendment to first quarter 2008 results

On 13 May 2008, BP p.l.c. made a minor amendment to its first quarter 2008 results announcement.

Subsequent to making the first quarter results announcement on 29 April 2008, it was discovered that a refining stock valuation error had led to the value of group-wide inventories being reported as $26,855 million instead of the correct figure of $26,588 million.

The impact was not significant to the replacement cost profit attributable to BP shareholders of $6,588 million for the first quarter of 2008, and this figure was therefore not amended.

The profit (including inventory gains and losses) before interest and tax for the Refining and Marketing segment was, however, stated to be $2,840 million instead of $2,573 million, a difference of $267 million. The group's reported profit for the period attributable to BP shareholders, after tax, was stated to be $7,619 million instead of $7,451 million, a difference of $168 million.

The comparative figures for the first quarter 2008 in this second quarter and half year results announcement have been corrected.

Top of page 26

Notes

	First quarter 2008
	As amended	As reported
	$ million (except per share amounts)
Group income statement
Purchases	61,800	61,533
Profit before taxation	11,993	12,260
Taxation	4,410	4,509
Profit for the period	7,583	7,751

Profit attributable to BP shareholders	7,451	7,619
Inventory holding (gains) losses, net of tax	(863)	(1,031)

Earnings per share - cents
Profit attributable to BP shareholders
Basic	39.47	40.36
Diluted	39.12	40.00

Analysis of profit before interest and tax
Refining and Marketing
UK	69	69
Rest of Europe	944	944
US	1,115	1,382
Rest of World	445	445
	2,573	2,840
Group balance sheet
Inventories	26,588	26,855
Deferred tax liabilities	20,165	20,264
Net assets	99,536	99,704
BP shareholders' equity	98,474	98,642

3.   Significant transaction in the first half

In December 2007, BP signed a memorandum of understanding with Husky Energy Inc. to form an integrated North American oil sands business. The transaction was completed on 31 March 2008, with BP contributing its Toledo refinery to a US jointly controlled entity to which Husky contributed $250 million cash and a payable of $2,590 million. In Canada, Husky contributed its Sunrise field to a second jointly controlled entity, with BP contributing $250 million in cash and a payable of $2,290 million. The Toledo refinery assets and associated liabilities were classified as a disposal group held for sale at 31 December 2007.

Both jointly controlled entities are owned 50:50 by BP and Husky and are accounted for using the equity method.

The amounts set out below reflect the initial recording of the transaction at 31 March 2008 and subsequent closing adjustments.

Top of page 27

Notes

$ million
Income statement
Gains on sale of businesses and fixed assets	806
Profit before taxation	806
Taxation	345
Profit for the period	461

Balance sheet
Non-current assets - investments in jointly controlled entities	4,752
Current liabilities - trade and other payables	266
Non-current liabilities
Other payables	2,024
Deferred tax liabilities	653
2,677
Total liabilities	2,943
Net assets	1,809

Cash flow statement
Investment in jointly controlled entities	(250)

Capital expenditure and acquisitions
Exploration and Production	2,848
Refining and Marketing	1,904
4,752
Including acquisitions and asset exchanges:	1,904

During the second quarter, equity-accounted earnings from these jointly controlled entities amounted to $145 million.

BP purchased refined products from the Toledo jointly controlled entity during the second quarter amounting to $1,551 million. In addition, BP purchased crude oil from third parties which it sold to the Toledo jointly controlled entity under an agency agreement. The fees earned by BP for this service, and the total amounts receivable and payable at 30 June 2008 under these arrangements, were not significant. BP will also purchase refinery feedstocks from the Sunrise jointly controlled entity once production commences, which is expected in 2012.

Top of page 28

Notes

4. Total revenues

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			By business
17,002	24,065	26,294	Exploration and Production	50,359	33,349
63,960	76,863	98,206	Refining and Marketing	175,069	117,124
976	1,192	1,255	Other businesses and corporate	2,447	1,868
81,938	102,120	125,755		227,875	152,341

			Less: sales between businesses
7,974	12,219	13,485	Exploration and Production	25,704	15,179
522	269	960	Refining and Marketing	1,229	1,389
359	409	407	Other businesses and corporate	816	654
8,855	12,897	14,852		27,749	17,222

			Third party revenues
9,028	11,846	12,809	Exploration and Production	24,655	18,170
63,438	76,594	97,246	Refining and Marketing	173,840	115,735
617	783	848	Other businesses and corporate	1,631	1,214
73,083	89,223	110,903	Total third party revenues	200,126	135,119

			By geographical area
27,630	36,897	48,202	UK	85,099	51,730
19,219	23,657	27,806	Rest of Europe	51,463	35,875
26,923	31,731	39,157	US	70,888	50,073
19,314	26,857	33,263	Rest of World	60,120	36,658
93,086	119,142	148,428		267,570	174,336
20,003	29,919	37,525	Less: sales between areas	67,444	39,217
73,083	89,223	110,903		200,126	135,119

5. Production and similar taxes

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
-	157	68	UK	225	67
827	1,452	2,231	Overseas	3,683	1,507
827	1,609	2,299		3,908	1,574

6. Finance costs

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
345	382	316	Interest payable	698	692
(94)	(45)	(44)	Capitalized	(89)	(177)
66	69	74	Unwinding of discount on provisions	143	133
			Unwinding of discount on other
-	-	35	payables	35	-
317	406	381		787	648

Top of page 29

Notes

7. Net finance income relating to pensions and other post-retirement benefits

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			Interest on pension and other
			post-retirement benefit plan
546	612	612	liabilities	1,224	1,084
			Expected return on pension
			and other post-retirement
(708)	(772)	(772)	benefit plan assets	(1,544)	(1,406)
(162)	(160)	(160)		(320)	(322)

8. Analysis of changes in net debt

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007
$ million				$ million
			Opening balance
23,728	31,045	29,871	Finance debt	31,045	24,010
1,956	3,562	4,820	Less: Cash and cash equivalents	3,562	2,590
			Less: FV asset (liability) of hedges
328	666	1,234	related to finance debt	666	298
21,444	26,817	23,817	Opening net debt	26,817	21,122

			Closing balance
23,754	29,871	30,189	Finance debt	30,189	23,754
2,643	4,820	3,593	Less: Cash and cash equivalents	3,593	2,643
			Less: FV asset (liability) of hedges
379	1,234	900	related to finance debt	900	379
20,732	23,817	25,696	Closing net debt	25,696	20,732
712	3,000	(1,879)	Decrease (increase) in net debt	1,121	390

			Movement in cash and cash
			equivalents (excluding exchange
661	1,224	(1,225)	adjustments)	(1)	16
			Net cash outflow (inflow) from
79	1,784	(517)	financing (excluding share capital)	1,267	413
(13)	(7)	(114)	Other movements	(121)	(24)
			Movement in net debt before
727	3,001	(1,856)	exchange effects	1,145	405
(15)	(1)	(23)	Exchange adjustments	(24)	(15)
712	3,000	(1,879)	Decrease (increase) in net debt	1,121	390

Net debt has been redefined, for further information see Note 2. Amounts for comparative periods are presented on a consistent basis.

Top of page 30

Notes

9. TNK-BP operational and financial information

Second	First	Second
quarter	quarter	quarter		First half
2007	2008	2008		2008	2007

			Production (Net of royalties)
			(BP share)
837	818	825	Crude oil (mb/d)	821	835
441	512	546	Natural gas (mmcf/d)	529	503
913	906	919	Total hydrocarbons (mboe/d)(a)	913	922

$ million				$ million

			Income statement (BP share)
1,016	1,209	2,026	Profit before interest and tax	3,235	1,372
(64)	(76)	(56)	Finance costs	(132)	(126)
(188)	(331)	(524)	Taxation	(855)	(291)
(78)	(58)	(95)	Minority interest	(153)	(107)
686	744	1,351	Net Income	2,095	848
			Cash Flow
500	1,200	-	Dividends received	1,200	500

Balance Sheet	30 June	31 December
	2008	2007
Investments in jointly controlled entities	9,712	8,817

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels

A number of differences have arisen between BP and Alfa, Access/Renova group (AAR), the shareholders of TNK-BP Limited. These differences include disputes with regard to the provision of services by BP specialists to the TNK-BP group, the employment of non-Russian nationals by the TNK-BP group, the board of director nomination process for certain subsidiaries of the TNK-BP group, including TNK-BP Holding, and the tenure of TNK-BP's chief executive officer, Robert (Bob) Dudley. AAR has been reported as stating that it intends to initiate legal proceedings with regard to certain of these matters. In addition, a minority shareholder in TNK-BP Holding has filed a suit in Russia against certain subsidiaries of TNK-BP and BP Exploration Services Limited alleging that an agreement for BP specialists to provide services to the TNK-BP group is invalid and demanding repayment of sums paid to BP for such services. On 23 July, the court ruled in favour of the minority shareholder on the validity issue. BP expects to appeal this decision. A ruling on the claim for repayment has been postponed pending the outcome of such appeal. On 24 July, Mr Dudley announced his decision to leave Russia temporarily. He will continue as TNK-BP's chief executive officer. TNK-BP and certain executives, including Mr Dudley, as well as certain BP group companies, are also the subject of a number of tax, labour and other regulatory investigations in Russia.

BP continues to work to resolve these matters. However, currently, it is not possible to predict the ultimate outcome if these matters remain unresolved.

10.  Third quarter results

BP's third quarter results will be announced on 28 October 2008.

11.  Statutory accounts

The financial information shown in this publication is unaudited and does not constitute statutory financial statements. BP Annual Report and Accounts 2007 has been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Contacts

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http://www.bp.com/investors

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated: 29 July 2008                                                                                                                                                                   /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary